

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2021

Osvaldo Flores
Chief Executive Officer
Century Therapeutics, Inc.
3675 Market Street
Philadelphia, Pennsylvania 19104

> **Re: Century Therapeutics, Inc.**
> **Registration Statement on Form S-1**
> **Exhibit Nos. 10.15, 10.16, 10.18, 10.21, 10.22, 10.23, 10.24, 10.25, 10.27 and 10.28**
> **Filed May 28, 2021**
> **File No. 333-256648**

Dear Dr. Flores:

      We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

      Sincerely,

      Division of Corporation Finance